Exhibit 99.1

PRESS RELEASE

FOR:                                                                   STRATASYS LTD.

CONTACT:                               Shane Glenn, Director of Investor Relations

(952) 294-3416, shane.glenn@stratasys.com

STRATASYS AND OBJET COMPLETE MERGER

Combination Creates a Leader in 3D Printing and Direct Digital Manufacturing with Market Valuation of $3.0 Billion

MINNEAPOLIS, MN and REHOVOT, ISRAEL — December 3, 2012 — Stratasys, Inc. (NASDAQ: SSYS) and Objet Ltd. today announced the completion of their merger, forming a leader in 3D printing and direct digital manufacturing.  The combined company will trade on the NASDAQ stock exchange as Stratasys Ltd. (“Stratasys”) under the symbol SSYS beginning December 3, 2012.  Based on the closing price of Stratasys, Inc. stock on November 30, 2012, the market capitalization of the new company will be approximately $3.0 billion.

Stratasys boasts an impressive portfolio of 3D printing and direct digital manufacturing solutions, with systems that produce parts with a wide range of capabilities and materials.  The company will offer three leading technologies: FDM® for functional prototypes and production parts; inkjet-based PolyJet® for prototyping parts with high feature detail and fine surface finish; and Solidscape® Drop-on-Demand (“DoD”) thermoplastic ink-jetting technology for complex wax patterns for investment casting of finished parts.  With more than 260 channel partners around the world, Stratasys can leverage the extensive geographic reach of its marketing and sales organization to serve customers and grow awareness of 3D printing for rapid prototyping and production.  In addition, Stratasys will have a world-class R&D team focused on developing new consumables and systems.

David Reis, chief executive officer of Stratasys, stated, “We are excited to move forward as one company and deliver the benefits this combination creates for our shareholders, our customers and our employees.  Stratasys is now uniquely positioned to offer a comprehensive portfolio of innovative products and technologies, and we have the scale, team and financial strength to achieve our goals.  I look forward to working closely with the board of directors, our senior management team and all of our employees to ensure a seamless transition as we continue to deliver advanced solutions to our customers worldwide.”

“We are pleased to announce the successful completion of this merger,” said Scott Crump, full-time executive chairman of Stratasys.  “With our breadth of products, commitment to innovation, and outstanding, service-focused team, we will be well positioned to address customer needs across the entire 3D design and manufacturing spectrum.  The combined company has a deep well of talent and a strong board and management team to lead us successfully as we continue to pave a new way forward for the 3D printing industry.”

Transaction Information

Consistent with the terms of the transaction, which was announced on April 16, 2012, Stratasys, Inc. has merged with a subsidiary of Objet, each former Stratasys common share has been converted into the right to receive one newly issued ordinary share of Stratasys Ltd., and Objet has changed its name to Stratasys Ltd.  Former Stratasys stockholders hold approximately 55 percent of the combined company’s common stock, and former Objet shareholders hold approximately 45 percent on a fully diluted basis using the treasury stock method.  Stratasys is maintaining dual headquarters in Eden Prairie, Minnesota and Rehovot, Israel, and is incorporated in Israel.

Financial Benefits of the Transaction

The transaction is expected to create significant revenue synergies from increased sales, and to be accretive to non-GAAP earnings per share immediately.  Beginning 18 months after closing, Stratasys expects to be generating between $7 and $8 million of annual net cost synergies and between $3 and $4 million in annual tax savings.

Leadership

David Reis, former chief executive officer of Objet, has assumed the role of chief executive officer; Erez Simha, former chief operations officer and chief financial officer of Objet, has assumed the role of chief operations officer (IL) and chief financial officer; Scott Crump, co-founder and former chief executive officer of Stratasys, Inc., has become full-time executive chairman of the board; and Elchanan Jaglom, formerly chairman of Objet, is serving as the full-time chairman of the executive committee.

Integration

Stratasys management will immediately begin the process of fully integrating the two companies, and the company has formed an executive committee comprised of four members of the board of directors to oversee the integration process.  In the near term, customers can expect to work with each company as they always have, and in the coming months, will have the ability to purchase both Stratasys and Objet products from one channel partner point of contact.  Learn more at www.StratasysForA3DWorld.com.

Advisors

Piper Jaffray & Co. acted as financial advisor to Stratasys and the firms McLaughlin & Stern, LLP, Richards, Layton & Finger, P.A., Latham & Watkins LLP, and Fischer Behar Chen Well Orion & Co. acted as its legal advisors.  J.P. Morgan Securities LLC acted as financial advisor to Objet and the firms Meitar Liquornik Geva & Leshem Brandwein and Cooley LLP acted as its legal advisors.

About Stratasys Ltd.

Stratasys Ltd. (Nasdaq: SSYS) is the corporate entity formed in 2012 by the merger of 3D printing companies Stratasys, Inc. and Objet Ltd., based in Minneapolis, Minn. and Rehovot, Israel. The company manufactures 3D printers and materials for prototyping and production. Prior to merging, the two companies’ revenues totaled $277 million for 2011. Its patented FDM® and inkjet-based PolyJet® processes produce prototypes or manufactured goods directly from 3D CAD files or other 3D content. Systems include affordable desktop 3D printers for idea development, a range of systems for prototyping, and large production systems for direct digital manufacturing. The company’s range of more than 120 3D printing materials is believed to be the widest in the industry and includes over 100 proprietary inkjet-based photopolymer materials and 10 proprietary FDM-based thermoplastic materials. Stratasys also manufacturers Solidscape 3D Printers and operates the RedEye On Demand digital-manufacturing service. The company has over 1,000 employees, holds over 500 granted or pending additive manufacturing patents globally, and has received 19 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com / www.objet.com or http://blog.objet.com

Cautionary Statement Regarding Forward-Looking Statements

Statements in this press release regarding the merger of Stratasys, Inc. and Objet Ltd., including, without limitation, statements regarding the management of the combined company, the benefits of the proposed combination, the future financial performance of the combined company after the merger, and any other statements regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that the businesses of the two companies may not be integrated successfully; the risk that the transaction may involve unexpected costs or unexpected liabilities; the risk that synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that management’s focus on and disruptions arising from the transaction make it more difficult to maintain relationships with customers, employees, or suppliers; and the other risks set forth in the definitive proxy statement/prospectus filed with the SEC by Stratasys, Inc. on August 8, 2012, as well as the other factors described in the filings that Stratasys, Inc. has made with the SEC and that Stratasys Ltd. will make with the SEC in the future. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, the actual results, performance or achievements of the combined company may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Stratasys as of the date of this document. Stratasys anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Stratasys may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Stratasys do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Stratasys’ views as of any date after the date of this document.

Contacts

Investors:

Shane Glenn, Director, Investor Relations

+1-952-294-3416

shane.glenn@stratasys.com

Media:

Arita Mattsoff, Vice President, Marketing

+972 (0) 74 745 4338

arita.mattsoff@stratasys.com